 **G A M C O**
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
e gmaldonado@gabelli.com

October 3, 2018

Mr. Jeffrey Rutherford
Chairman, Interim President and Interim Chief Executive Officer
Edgewater Technology, Inc.
200 Harvard Mill Square, Suite 320
Wakefield, MA 01880

Dear Jeffrey:

GAMCO and certain of its affiliates own approximately 2.1 million shares or 14.6% of Edgewater's outstanding common stock.

GAMCO, on behalf of its clients, intends to vote in favor of the proposed transaction with Alithya.

However, our vote is conditioned on the elimination or waiver of the potential "out" detailed below.

"Alithya has a termination right if the volume-weighted average trading price (the "VWAP") of the Edgewater Common Stock on the NASDAQ Global Market ("NASDAQ") for the 10 consecutive trading days ending on the date immediately preceding the ex-dividend date for the special dividend described below is less than U.S.$5.25, unless Edgewater agrees to adjust the exchange ratio to the effect that the equity value of the New Alithya Shares received by the Alithya shareholders is U.S.$110.0 million."   Source: Edgewater's Definitive Proxy Statement Filed 9/28/18

Sincerely,

George Maldonado
Director of Proxy Voting Services